SOLBEC
PHARMACEUTICALS LTD

SOLBEC RELEASES FINAL STUDY REPORT ON PHASE I 2-HOUR CORAMSINE® INFUSION

SAFETY AND POTENTIAL THERAPEUTIC BENEFIT CONFIRMED IN ADVANCED STAGE CANCER PATIENTS

Summary

- Final report received for the 2-hour cohort of the Phase I clinical trial of Coramsine® in the treatment of advanced solid tumours
- Primary endpoint achieved – Coramsine® is safe to use at recommended dose levels
- Secondary endpoint achieved – Coramsine® shows potential therapeutic benefit

Perth, Australia. 5 September 2005: Solbec Pharmaceuticals (ASX: SBP) is pleased to announce key findings from the Investigator's final report on the 2-hour infusion cohort of its Phase I clinical trial of Coramsine® (SBP002) in the treatment of advanced solid tumours.

The Investigators final report confirms that the primary endpoint of safety and tolerability was achieved. Coramsine® was safe to use and well tolerated at a dose rate of 1mg/kg/day infused over 2 hours daily for 5 days every two weeks.

The secondary endpoint was also achieved, with Coramsine® showing a potentially therapeutic benefit in patients with advanced cancer. It is important to note that these patients were refractory to all currently accepted treatment options.

"We are delighted with this result," said Stephen Carter, CEO of Solbec, "it confirms our confidence in Coramsine® becoming a valuable addition to the arsenal of anti-cancer compounds available to patients."

Six of the eleven patients enrolled in the 2-hour infusion cohort completed six or more cycles of Coramsine® therapy. Significantly, two of these six patients responded to Coramsine® treatment. One of the responders, a patient with metastatic Renal Cell Cancer has displayed a long term durable response.

Principal Investigator Professor Michael Millward, Department of Medical Oncology Sir Charles Gairdner Hospital, said, "It is unusual to see radiological responses in a Phase I study. The documentation of two [such] patients in this study suggests that SBP002 does have potentially significant activity." Professor Millward recommended that Coramsine's® anti-cancer activity be further explored in disease directed Phase II clinical trials.

Key Findings:

- **Safety** – (as detailed in Solbec's ASX Announcement dated 15 February 2005)

  Other than Dose Limiting Toxicities, no Serious Adverse Events (SAE's) were considered to be related to the study medication.

  Coramsine® is safe to use at a dose rate of 1mg/kg in patients treated over a 2-hour period.

  Study Drug related Adverse Events (AE's) noted were mild and transient in nature.

- **Efficacy** – Coramsine® showed potentially significant anti-cancer activity.

Phase I 4-hour Infusion Cohort

Preliminary results from the 4-hour infusion cohort have highlighted a patient with Non-Small Cell Lung Cancer who has shown a response to Coramsine® treatment. Recruitment for the 4-hour infusion trial has been completed and the final report is expected shortly.

Phase II Cancer Trials:

Solbec is currently undertaking a process of review of all pre-clinical and clinical cancer data prior to initiating targeted Phase II clinical studies.

For further information regarding the Phase I clinical trial results, go to www.solbec.com.au and follow the prompts to "Research Programs" and then to "Clinical Trials". Alternatively, please contact: info@solbec.com.au.

Further information:

Stephen Carter CEO/Managing Director Tel: (08) 9446 7555 Mob: 0412 154 029 Email: stephen.carter@solbec.com.au	Media: Justine Lamond Tel: (02) 9237 2800 Email: jlamond@bcg.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours; and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

SOLBEC
PHARMACEUTICALS

With compliments

Solbec Pharmaceuticals Ltd ABN 85 061 289 218

Unit 1, 298 Selby St, Osborne Park, Western Australia 6017. PO Box 2142, Churchlands, Western Australia 6018 AUSTRALIA
Phone: +61 8 9446 7555 Fax: +61 8 9446 8777 Email: info@solbec.com.au Web: www.solbec.com.au